THE CONTINENTAL CORPORATION             EXHIBIT 11

                         COMPUTATION OF PER SHARE EARNINGS

                    (millions, except share and per share amounts)

       Column A                     Column B    Column C        Column D

                                               Preferred    Per Common Share
                                     Earnings  dividends               Fully
     Description                      (loss)  for primary Primary(1) Diluted(2)


Year Ended December 31, 1993:
Income from Continuing Operations $ 159.7 $ 3.2 $ 2.83 $ 2.86 Income from Discontinued Operations,
  Net of Income Taxes               $   48.7     $   -     $   .88     $   .87
Income before Net Cumulative
Effect of Changes in Accounting
  Principles                        $  208.4     $ 3.2     $  3.71     $  3.73
Net Cumulative Effect of Changes in
  Accounting Principles             $    1.6     $   -     $   .03     $   .03
Net Income                          $  210.0     $ 3.2     $  3.74     $  3.76

Weighted Average Shares of
 Common Stock Outstanding
    Primary - 55,306,330
    Fully Diluted - 55,846,590

Year Ended December 31, 1992:
Income from Continuing Operations   $  102.0     $ 3.2     $  1.80     $  1.84
Loss from Discontinued Operations,
 Net of Income Taxe    s            $ (174.7)    $   -     $ (3.18)    $ (3.15)
Loss before Net Cumulative Effect
 of Changes in Accounting Principles$ (72.7) $ 3.2 $ (1.38) $ (1.31) Net Cumulative Effect of Changes in
 Accounting Principles              $  (11.0)    $   -     $ (0.20)    $ (0.20)
Net Loss                            $  (83.7)    $ 3.2     $ (1.58)    $ (1.51)

Weighted Average Shares of
 Common Stock Outstanding
    Primary - 54,898,736
    Fully Diluted - 55,486,242

Year Ended December 31, 1991:
Income from Continuing Operations   $  110.6     $ 3.2     $  1.97     $  2.00
Loss from Discontinued Operations,
 Net of Income Taxes                $  (54.9)    $   -     $ (1.01)    $ (0.99)
Income before Extraordinary Item    $   55.7     $ 3.2     $  0.96     $  1.01
Net Income                          $   56.4     $ 3.2     $  0.98     $  1.03

Weighted Average Shares of
 Common Stock Outstanding
    Primary - 54,556,987
    Fully Diluted - 55,150,556


(1) Per share amounts are computed on the weighted average number of common equivalent shares outstanding during the period. Common equivalent shares in-clude the dilutive effect of stock options and shares which would become iss-uable pursuant to performance awards (See Note 12 of Notes to Consolidated Financial Statements in the 1993 Annual Report to Shareholders). Dividend re-quirements on all preferred shares are deducted from earnings to derive common earnings, upon which primary per share earnings are based.

(2) Fully diluted per share amounts are computed on the weighted average number of common equivalent shares outstanding during the period, increased by the as-sumed conversion of all convertible securities as of the beginning of each period. Fully diluted earnings amounts are based on earnings after deduction of preferred dividends on shares which are not convertible, but before deduction of dividends on convertible preferred shares.